2024 ANNUAL REPORT UNLEASHING OUR POTENTIAL

2024 ANNUAL REPORT

Corporate Profile | Strategy | CEO Letter | Performance | Unleashing Our Potential | Corporate Information

CORPORATE PROFILE

Ryder System, Inc. is a $12.6 billion fully integrated port-to-door logistics and transportation company. We operate behind the scenes managing critical fleet, transportation, and supply chain functions for more than 40,000 customers, many of which make products consumers use every day.

RYDER OPERATES IN THREE COMPLEMENTARY BUSINESS SEGMENTS:




42%
19%
% OF TOTAL REVENUE
39%



SCS

SUPPLY CHAIN SOLUTIONS

Offers end-to-end suite of solutions that includes warehousing, distribution, transportation logistics, e-commerce and omnichannel fulfillment, and last mile delivery to turn logistics networks into competitive advantages.

DTS

DEDICATED TRANSPORTATION SOLUTIONS

Provides all the benefits of a private fleet by combining the best of Ryder's leasing and maintenance capabilities with the safest and most professional drivers and technology in the industry.



FMS

FLEET MANAGEMENT SOLUTIONS

Offers full-service leasing, contract maintenance, and commercial rental of trucks, tractors, and trailers to help businesses of all sizes across virtually every industry deliver for their customers.

QUICK FACTS

1933
YEAR FOUNDED

50,700
FULL-TIME EMPLOYEES

~250,000
VEHICLES SERVICED

$10B
FREIGHT UNDER MANAGEMENT

>40,000[1]
COMMERCIAL CUSTOMERS

>100M
SQ. FT. OF WAREHOUSE SPACE

DIVERSIFIED CUSTOMER BASE (as a % of operating revenue)

Food & Beverage	23%
Retail & Consumer Goods	16%
Industrial	14%
Transportation & Logistics	13%
Automotive	12%
Housing	7%
Technology	4%
Business & Personal Services	4%
Other	7%

[1]Represents total customers across all product lines. Customers utilizing multiple product lines may be counted more than once.

NYSE: R **Ryder System, Inc.** LEADING PROVIDER OF OUTSOURCED LOGISTICS AND TRANSPORTATION SOLUTIONS IN NORTH AMERICA

2 I RYDER 2024 ANNUAL REPORT

2024 ANNUAL REPORT

Corporate Profile | **Strategy** | CEO Letter | Performance | Unleashing Our Potential | Corporate Information

STRATEGY

"Across all phases of the current freight cycle, our earnings and return profile has outperformed prior cycles."

ROBERT SANCHEZ
CHAIR AND CHIEF EXECUTIVE OFFICER

HIGHER EARNINGS AND RETURN PROFILE REFLECTS TRANSFORMATIVE CHANGES

	2018: Pre-transformation *Freight Cycle Peak*	2024: Post-transformation *Expected Freight Cycle Trough*	CHANGE (Δ)
Revenue Mix (■ FMS ■ SCS/DTS)	$8.4B (56% FMS, 44% SCS/DTS)	$12.6B (39% FMS, 61% SCS/DTS)	+17 pts (SCS/DTS) ↑
Comparable EPS	$5.95	$12.00	2.0x ↑
Adjusted ROE (ROE)	13%	16%	+300 bps ↑

CREATING INCREMENTAL CAPITAL DEPLOYMENT CAPACITY

Earnings power of contractual business is expected to drive strong operating cash flow, creating incremental debt capacity


Incremental Debt Capacity*
Cash from Operations and Used Vehicle Proceeds

*Debt capacity based on 2.75x leverage (midpoint of target range)

Capital deployment capacity supports capital allocation priorties


Growth Capex
Strategic M&A
Share Buybacks
Available for Flexible Deployment
Dividends
Replacement Capex

SINCE 2021

~$7.9B
INVESTED IN VEHICLE CAPEX

~$1.1B
INVESTED IN STRATEGIC M&A

~$950M
DISCRETIONARY SHARE REPURCHASES

Comparable EPS and ROE are non-GAAP financial measures.
For a reconciliation of these non-GAAP financial measures, see page 49 and 51 of our Annual Report on Form 10-K for the year ended December 31, 2024.

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STRATEGY

CURRENT PHASE OF BALANCED GROWTH STRATEGY BUILDS ON TRANSFORMED BUSINESS MODEL

CREATE COMPELLING VALUE THROUGH OPERATIONAL EXCELLENCE

Continuous improvement process to drive maintenance and operations efficiencies – **$50M** multi-year **maintenance cost savings initiative**

Leverage multi-client network; well-positioned to benefit from long-term growth trends

Continue to deploy Ryder Flex operating structure – improve efficiencies while driving increased customer service levels

INVEST IN CUSTOMER-CENTRIC INNOVATION

Proprietary technologies differentiate services and provide customer value:

- RYDERSHARE™
- RYDERGYDE™
- RYDERVIEW™
- RYDERSHIP™

Baton, a Ryder Technology Lab – creating a first-of-its-kind **AI-powered digital platform and optimization engine**

FURTHER IMPROVE FULL-CYCLE RETURNS AND GENERATE PROFITABLE GROWTH

Differentiate lease pricing with focus on higher return segments – **full annual benefit of $125M** (compared to FY18) expected to be realized in 2025

Expand share of wallet within vertical subsegments–cross sell **co-packaging and co-manufacturing** within CPG and expand to other verticals

Integrate Cardinal acquisition to realize synergies and benefit from top-grade talent; **$40-60M synergies** expected by 2026

ONGOING EXECUTION OF STRATEGY EXPECTED TO FURTHER LIFT RETURNS PROFILE

INCREASED
ROE TARGET
TO
LOW 20S
OVER THE CYCLE

ROE is a non-GAAP financial measure. For a reconciliation of this non-GAAP financial measure, see page 51 of our Annual Report on Form 10-K for the year ended December 31, 2024.



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CEO LETTER



"During 2024, the business generated comparable earnings per share of $12.00, which is significantly above the $5.95 of comparable earnings per share generated in 2018, prior to our business transformation and representing prior freight cycle peak."

ROBERT SANCHEZ
CHAIR AND CHIEF EXECUTIVE OFFICER

$456M
RETURNED IN CASH TO SHAREHOLDERS

14%
INCREASED DIVIDEND

DEAR SHAREHOLDERS:

I'm extremely proud of the Ryder team for delivering solid results throughout 2024 despite an extended freight cycle downturn. We continue to outperform prior cycles, driven by our high-quality contractual portfolio and reflecting the actions we've taken under our balanced growth strategy to de-risk the business, increase the return profile, and accelerate growth in our asset-light Supply Chain Solutions (SCS) and Dedicated Transportation Solutions (DTS) businesses. We continue to see long-term growth opportunities in all three of our business segments, supported by secular trends that favor outsourcing decisions, large addressable markets, and the value of our solutions.

2024 RESULTS

During 2024, the business generated comparable earnings per share (EPS) of $12.00, which is significantly above the $5.95 of comparable earnings per share generated in 2018, prior to our business transformation and representing prior freight cycle peak. The business also delivered adjusted return on equity (ROE) of 16%, which is in line with our expectations for an extended freight cycle downturn and reflects the benefits of our initiatives focused on enhancing returns. The strength of our contractual businesses continues to demonstrate the enhanced quality of the portfolio and increased resilience of our business model. Operating revenue grew by 8%, reflecting the Cardinal and IFS acquisitions. Through organic growth, strategic acquisitions, and innovative technology, we have shifted our revenue mix towards SCS and DTS, with 61% of 2024 revenue coming from these asset-light businesses, compared to 44% in 2018.

For several years, you have heard me speak of my optimism toward Ryder's transformation journey. During 2024, we continued to outperform key metrics relative to prior cycles, demonstrating the effectiveness of the strategy. The next phase of our balanced growth strategy focuses on creating compelling value through operational excellence, investing in customer-centric innovation, and further improving full-cycle returns and generating profitable growth. At the Investor Day we hosted in June 2024, we increased our ROE target over the cycle from high teens to low 20s. We are confident in our ability to achieve this new target over time as we continue to execute on our initiatives.

Comparable EPS, ROE and operating revenue are non-GAAP financial measures.
For a reconciliation of these non-GAAP financial measures, see page 49-51 of our Annual Report on Form 10-K for the year ended December 31, 2024.

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CAPACITY TO SUPPORT CAPITAL ALLOCATION PRIORITIES

The earnings power of our contractual portfolio provides us with increased capital deployment capacity, which we expect to use to support profitable growth and return capital to shareholders. During 2024, we returned $456 million in cash to shareholders through share repurchases and dividends. We repurchased 2.5 million shares and increased our dividend by 14%. Since 2021, we have repurchased approximately 19% of our shares outstanding and increased the average dividend growth rate to 12%.

Lease or Buy? Evaluating the Rising Costs of Truck Fleet Ownership

Data-driven analysis for fleet owners and managers to understand the total cost of ownership (TCO) and make informed decisions about fleet management strategy.

LEARN MORE ABOUT THE VALUE PROPOSITION OF RYDER CHOICELEASE HERE.


Ryder
Ever better

CUSTOMER-CENTRIC INNOVATION AND THOUGHT LEADERSHIP

Ryder is at the forefront of identifying new technology for operational advancements. This has led Ryder to develop a suite of customer-centric technology solutions for enhanced supply chain visibility (RyderShare™), control of last mile orders (RyderView™), fleet management (RyderGyde™), and e-commerce fulfillment (RyderShip™), and even new services like our retail mobile maintenance solution (Torque by Ryder™).

Ryder also acts as an extended research and development arm for our suppliers and customers. We are at the table with vehicle manufacturers, technology innovators, and industry peers to develop solutions our customers can implement to reach their goals. In 2024, one area fleet operators frequently asked us about centered on the cost, benefit, and complexities of converting to electric. As a result, Ryder published "Charged Logistics: The Cost of Electric Vehicle Conversion for U.S. Commercial Fleets." Using extensive Ryder historical data and current market prices for both electric and internal combustion engine (ICE) vehicles as well as charging infrastructure, Ryder examined the potential economic impacts of implementing an all-EV fleet in California and Georgia, states where electricity, fuel, and labor costs range from highest in the country to more modest. The results of the study delivered data-driven insights that fleet operators, regulators, vehicle manufacturers, and technology innovators will find valuable as they evaluate the opportunities and costs of fleet electrification.

CORPORATE RESPONSIBILITY

We strive daily to uphold our corporate values of being Responsible, Determined, and Trustworthy, as well as live up to our tagline of "Ever better!" and its message of continuous improvement. With 50,000 plus employees living those values every day, instilling them as a natural part of Ryder's workplace culture, I'm proud to say that their efforts did not go unnoticed. For the 13th year in a row, FORTUNE named Ryder one of the "World's Most Admired Companies" for 2025. Of course, one of our most important distinctions is cultivating a positive, inclusive, and innovative work environment for our employees, and I was proud to see Ryder named among Newsweek's "America's Greatest Workplaces" as well as being named a 2024 "Top Company for Women to Work in Transportation" by Women in Trucking. Finally, to be the best, you must employ the best. Ryder has long seen the

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LEARN MORE ABOUT SUSTAINABILITY AT RYDER HERE.

Ryder sustainability reporting includes an annual Corporate Sustainability Report (CSR) and CDP Corporate Response.


CDP
2024 CDP Corporate Questionnaire

value in recruiting military veterans, which is why we were proud to be honored as a 2024 VETS Indexes Recognized Employer for our commitment to recruiting, hiring, retaining, developing, and supporting veterans and the military-connected community.

Ryder employees live and work in communities across North America. And it's not only the business we conduct, but how we conduct our business that has a direct impact on those communities. In October, we hosted our annual United Way workplace campaign. Between employee contributions and Ryder's corporate gift, we raised a record $1.15 million.

Ryder is focused on optimizing supply chains by improving efficiencies, conserving resources, and minimizing waste. Doing business responsibly, efficiently, and safely is ingrained in our culture and supports creating value for all Ryder stakeholders. The U.S. EPA named Ryder a 2024 SmartWay® Excellence Award winner and SmartWay® High Performer for outstanding environmental performance and freight sustainability leadership in our dedicated transportation business. Ryder has earned the SmartWay Excellence Award—the EPA's highest accolade in this program—six times since 2013.

LOOKING AHEAD

On behalf of Ryder's leadership team and all our employees, thank you for your investment and confidence in Ryder. We remain focused on executing our balanced growth strategy, which is delivering profitable growth and we expect will continue increasing shareholder value with more opportunity ahead.

Sincerely,

Robert Sanchez
Chair and Chief Executive Officer
March 2025



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2024 ANNUAL REPORT
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PERFORMANCE

(in millions except per share amounts)

ROE


29%
19%
16%
2022
2023
2024

Comparable EBITDA


$2,722
$2,665
$2,776
2022
2023
2024

Comparable EPS


$16.37
$12.95
$12.00
2022
2023
2024

Cash Flow from Operations


$2,310
$2,353
$2,265
2022
2023
2024

Operating Revenue


$9,280
$9,497
$10,266
2022
2023
2024

Dividend Per Common Share


$2.40
$2.66
$3.04
2022
2023
2024

ROE, comparable EBITDA, comparable EPS, and operating revenue are non-GAAP financial measures. For a reconciliation of these non-GAAP financial measures, see pages 49-51 of our Annual Report on Form 10-K for the year ended December 31, 2024.

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UNLEASHING OUR POTENTIAL

STRENGTHENING OUR MARKET LEADERSHIP



"We continue to be a market leader in third-party logistics, providing port-to-door services across North America. By bringing in and leveraging new capabilities across industry verticals, Ryder is leveraging the complementary services we've achieved through strategic investments and acquisitions and increasing the value we offer to our customers."

STEVE SENSING
PRESIDENT, SUPPLY CHAIN SOLUTIONS AND DEDICATED TRANSPORTATION SOLUTIONS

ADDING SCALE AND DENSITY WITH CARDINAL ACQUISITION

The 2024 acquisition of Cardinal Logistics advances Ryder's strategy to accelerate profitable growth in its dedicated business by adding scale and density, driving operating efficiencies, and delivering better value. Primarily serving the consumer packaged goods, omnichannel, grocery, building products, automotive, and industrial verticals, Cardinal brings to Ryder a highly diversified portfolio serving long-tenured blue-chip customers.

In 2024, Ryder integrated Cardinal operations, facilities, and equipment into its dedicated transportation, fleet management, and supply chain businesses. The transaction is expected to be accretive in 2025. The acquisition of Cardinal complements and strengthens Ryder's position as a leading specialized dedicated transportation provider in North America and establishes Ryder as the second largest Dedicated provider in our industry.



EXPANDING RYDER'S CPG WALLET SHARE

Through the 2023 acquisition of Impact Fulfillment Services (IFS), Ryder is now a one-stop-shop for customers with added co-packing and co-manufacturing capabilities. Their proven model in both food and non-food products, as well as 15 multi-client and dedicated operations, enables Ryder to address an identified need of top customers for co-packing and co-manufacturing services. While Ryder already serves the top 10 U.S. food and beverage companies, this acquisition has expanded and strengthened our relationships with existing customers while also attracting new customers in additional verticals.

OMNICHANNEL EXCELLENCE: THE KEY TO CUSTOMER SATISFACTION

Ryder released its 10th annual e-commerce consumer study, "The Influence of Omnichannel Excellence on Consumer Behavior." The survey of more than 1,300 U.S. shoppers explored preferences, expectations, sentiment, and behavior pertaining to purchasing, omnichannel experiences, packaging, shipping, returns, and sustainability. This latest study demonstrates that, while consumers maintain a robust appetite for e-commerce, they are simultaneously embracing in-person shopping, presenting an impetus for merchants to refine their omnichannel strategies.

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UNLEASHING OUR POTENTIAL

INNOVATION DRIVEN BY CUSTOMER-CENTRIC MINDSET


Ryder

RYDERSHARE™ CUSTOMER BENEFITS

Real-time visibility of your goods on trucks and inside warehouses

Productivity
Increased productivity up to 50%

Labor Efficiency
Labor efficiency savings up to 50%

On-Time Performance
On-time performance of 99%

Organizational Reaction
Improved organizational reaction time by 90%

RYDERSHARE™

Ryder's one-of-a-kind visibility and collaborative logistics technology RyderShare™ enables everyone involved in moving goods through supply chains – shippers, receivers, carriers, and service providers – to work together in real-time to prevent costly delays and find efficiency gains.

The platform gives Ryder customers unprecedented visibility into their supply chains, and in fact is the only digital platform from a 3PL that provides end-to-end visibility, collaboration, and exception management across the supply chain. It is clear customers are seeing the value in the platform as 35% of new business revenue in SCS and DTS can be attributed to RyderShare.™

RYDERVIEW™

RyderView™ is the industry's leading comprehensive last mile digital application that gives customers real-time visibility and control of orders—and their brand—while enhancing the delivery experience for their consumers. The platform allows companies and consumers to schedule deliveries, track orders, receive notifications, and access actionable data. In 2024, Ryder Last Mile completed more than 700,000 orders that utilized the RyderView™ application.

RYDERGYDE™

Designed to enhance the way customers manage their fleets, RyderGyde™ offers a full suite of fleet management tools so they can easily schedule and see the status of maintenance service, access complete vehicle history, view real-time contracted fuel rates, and access roadside assistance. This allows businesses to manage their fleets more efficiently.

As of 2024, RyderGyde™ is utilized by 9,000 customers and has more than 65,000 users.

RYDERSHIP™

In 2022, Ryder acquired nationwide e-commerce and omnichannel fulfillment services provider Whiplash. This acquisition amplified Ryder's e-commerce network, bringing with it a best-in-class technology and operating platform. RyderShip™ is the only digital platform purpose-built for e-commerce fulfillment that is customizable to customers' needs and easily integrates with their entire ecosystem.

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UNLEASHING OUR POTENTIAL

ENABLING ELECTRICFICATION OF FLEETS

"One of the top competitive advantages Ryder can offer our customers is to serve as an extended R&D partner for their transportation network, while advising them when emerging technologies can provide their business a tangible benefit, or when a technology may not be ready to roll out. Through close collaboration with both customers and OEMs, we often serve as beta testers for the businesses we support, ensuring that they can stay on the cutting-edge of vehicle technology while meeting and exceeding their operational objectives."

TOM HAVENS
PRESIDENT, FLEET MANAGEMENT SOLUTIONS

CHARGED LOGISTICS: THE COST OF ELECTRIC VEHICLE CONVERSION FOR U.S. COMMERCIAL FLEETS

Ryder's data-driven analysis of the potential economic impacts of state and federal legal requirements aimed at converting commercial diesel vehicles to zero-emission vehicles.

LEARN MORE ABOUT ELECTRIC VEHICLE TCT ANALYSIS AT RYDER HERE.


CHARGED LOGISTICS:
The cost of electric vehicle conversion
for U.S. commercial fleets


Ryder
Ever better.
ELECTRIC
VEHICLE

RYDERELECTRIC+™

RyderElectric+,™ is a turnkey electric vehicle (EV) fleet solution, which helps our customers navigate the EV landscape and provides electrification advisory services, vehicles, charging and infrastructure support, telematics, and maintenance. By combining Ryder's 90-plus-year industry expertise, our network of roughly 800 facilities, and the best-in-class relationships with vehicle, charging, and telematic providers, RyderElectric+ helps companies adopt an electric fleet that fits their needs. We currently have approximately 200 EVs in our managed fleet, 20 locations with charging to support our rental fleet, and have tested more than 30 different advanced vehicle technologies from various OEMs. The introduction of EVs into Ryder's lease and rental fleet, and the simplicity of RyderElectric+, allows us to identify and provide EV solutions that fit the operational needs for our customers.

TOTAL COST OF TRANSPORT

To assist our customers in better understanding the costs, benefits, and complexities of converting their fleets to electric vehicles, including the evolving state and federal legal requirements and regulations, Ryder published a ground-breaking study in 2024 titled "Charged Logistics: The Cost of Electric Vehicle Conversion for U.S. Commercial Fleets." Based on representative network loads and routes from Ryder's dedicated fleet operations in today's market and other factors, the data shows the annual total cost to transport (TCT) by EV versus diesel in the light-, medium-, and heavy-duty vehicle classes.

The data revealed the annual TCT by EV versus diesel is estimated to increase across the board – ranging from up to 5% for a light-duty transit van to as much as 114% for a heavy-duty tractor (depending on the geographic area). And, for a mixed fleet of 25 light-, medium- and heavy-duty vehicles, the analysis shows an increased TCT of up to 67% for an all-electric fleet. Our analysis also considered the potential inflationary impact if companies were required to convert to electric vehicles at the time of the study. Based on the TCT for a mixed EV fleet, and assuming companies pass the increased TCT on to consumers, Ryder estimated those increases could cumulatively add 0.5% to 1% to overall inflation.

In May 2024, Ryder Chair and CEO Robert Sanchez delivered a keynote address to the Advanced Clean Transportation (ACT) Expo where he presented these findings and explored the transport costs and infrastructure challenges associated with converting commercial diesel vehicles to EVs in today's market.

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UNLEASHING OUR POTENTIAL

ON THE FOREFRONT OF DISCOVERY

"Find the best and most qualified people, put them in a room together, and give them the resources and freedom to create. Innovation and disruption don't just happen. They are a choice Ryder has been making and investing in, so we are the ones bringing to market the tools, products, technologies, and services that our customers recognize will improve their logistics networks and drive their businesses."

KAREN JONES
EXECUTIVE VICE PRESIDENT AND CHIEF MARKETING OFFICER



RYDERVENTURES

Through RyderVentures, our corporate venture capital fund, we're committed to investing in and collaborating with start-up companies that are tackling disruptions in our industry, driven by accelerating demand for e-commerce fulfillment commercial asset sharing, next generation vehicles, and digital technologies.

With RyderVentures, we gain early access to emerging technologies that address our customers' pain points and help speed them up to market. To date, RyderVentures has made investments in start-ups that range from warehouse automation to autonomous vehicles, computer vision to mobile carbon capture, among others.

BATON, A RYDER TECHNOLOGY LAB

Ryder first invested in Baton in 2021 through RyderVentures. Seeing the value in their efforts to disrupt and optimize transportation networks through technology-driven solutions early on, Ryder acquired Baton in August 2022, establishing Baton, A Ryder Technology Lab, a Silicon Valley-based innovation lab.

The mission of Baton, A Ryder Technology Lab is to pioneer a suite of groundbreaking customer-facing technologies designed to revolutionize how Ryder's customers interact with their transportation and supply chain networks. These technologies will digitize and optimize networks at a level not currently available in the industry and will prepare Ryder for future advancements.

THE DIGITAL YARD

Ryder conducted a pilot program in 2024 along with Terminal Industries, which develops artificial intelligence (AI) platforms to digitize yard operations, to automatically index and analyze trucks and trailers flowing in and out of the warehouse yard. Terminal estimates that more than 90% of yards lack the technology to operate efficiently, costing the industry up to $146 billion each year.

Since January 2024, the ongoing pilot at a Ryder e-commerce fulfillment center in City of Industry, California, has processed more than 10,000 truck detections, achieving 99% accuracy in capturing license plates and Department of Transportation (DOT) numbers.

12 I RYDER 2024 ANNUAL REPORT

EXECUTIVE LEADERSHIP ROBERT E. SANCHEZ Chair and Chief Executive Officer JOHN J. DIEZ* President and Chief Operating Officer CRISTINA GALLO-AQUINO** Executive Vice President, Chief Financial Officer THOMAS M. HAVENS President, Fleet Management Solutions J. STEVEN SENSING President, Supply Chain Solutions and Dedicated Transportation Solutions STEVE W. MARTIN Executive Vice President, Dedicated Transportation Solutions ROBERT D. FATOVIC Executive Vice President, Chief Legal Officer and Corporate Secretary KAREN M. JONES Executive Vice President and Chief Marketing Officer FRANCISCO LOPEZ Executive Vice President and Chief Human Resources Officer SANFORD J. HODES Senior Vice President and Chief Procurement and Corporate Development Officer RAJEEV RAVINDRAN Executive Vice President and Chief Information Officer BOARD OF DIRECTORS ROBERT E. SANCHEZ Chair and Chief Executive Officer ROBERT J. ECK2,3,5 Retired Chief Executive Officer of Anixter International Inc. ROBERT A. HAGEMANN1,4 Retired Senior Vice President and Chief Financial Officer of Quest Diagnostics Incorporated MICHAEL F. HILTON2,3 Retired President and Chief Executive Officer of Nordson Corporation TAMARA L. LUNDGREN1,3 Chairman, President and Chief Executive Officer of Radius Recycling LUIS P. NIETO, JR.2,4 Retired President of the Consumer Foods Group for ConAgra Foods Inc. DAVID G. NORD1,4 Retired Chairman, President and Chief Executive Officer of Hubbell Incorporated ABBIE J. SMITH1,4 Professor of Accounting at the University of Chicago Booth School of Business E. FOLLIN SMITH2,3 Retired Executive Vice President, Chief Financial Officer and Chief Administrative Officer of Constellation Energy Group, Inc. DMITRI L. STOCKTON2,4 Retired Chairman, President and CEO of GE Asset Management CHARLES M. SWOBODA1,3 Retired Chairman, President and Chief Executive Officer of Cree, Inc. NEW YORK STOCK EXCHANGE NYSE: R ANNUAL MEETING Ryder System, Inc. will be hosting its Annual Meeting of Shareholders on Friday, May 2, 2025, at 10 a.m. The Annual Meeting will be held in person at the Hotel Colonnade Coral Gables, 180 Aragon Avenue, Coral Gables, Florida 33134. INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM PRICEWATERHOUSECOOPERS LLP TRANSFER AGENT AND REGISTRAR EQ SHAREHOLDER SERVICES Post Office Box 64854 St. Paul, MN 55164-0854 (866) 927-3884 (651) 450-4085 (fax) www.shareowneronline.com OUTSIDE THE U.S. (651) 450-4064 D I V I D E N D R E I N V E S T M E N T P L A N Shareholders may automatically reinvest their dividends and cash in additional shares of Ryder System, Inc. stock by enrolling in the Company’s Dividend Reinvestment Plan. Information about the Dividend Reinvestment Plan may be obtained by contacting: EQ SHAREHOLDER SERVICES Post Office Box 64854 St. Paul, MN 55164-0854 (866) 927-3884 (651) 450-4085 (fax) www.shareowneronline.com OUTSIDE THE U.S. (651) 450-4064 For Dividend Reinvestment Plan Optional Cash Investments: EQ SHAREOWNER SERVICES Post Office Box 64856 St. Paul, MN 55164-0856 RYDER CORPORATE HEADQUARTERS 2333 Ponce De Leon Blvd., Suite 700 Coral Gables, FL 33134 INVESTOR RELATIONS https://investors.ryder.com (305) 500-4053 RyderForInvestors@ryder.com CALENE CANDELA Vice President, Investor Relations ccandela@ryder.com NICOLE DOMINGUEZ Group Director, Investor Relations nicole_dominguez@ryder.com 1-Audit Committee 2-Compensation Committee 3-Corporate Governance and Nominating Committee 4-Finance Committee 5-Lead Independent Director * John J. Diez was appointed President and Chief Operating Officer, effective January 1, 2025. ** Cristina Gallo-Aquino was appointed Executive Vice President, Chief Financial Officer and Principal Accounting Officer, effective January 1, 2025. 2 0 2 4 A N N U A L R E P O R T 13 | RYDER 2024 ANNUAL REPORT Corporate Profile | Strategy | CEO Letter | Performance | Unleashing Our Potential | Corporate Information